UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

Attached to this 6-K are the following items:

Exhibit

99.1                                                   Doc re. AGM resolutions — February 1, 2008

99.2                                                   Director Declaration — February 6, 2008

99.3                                                   Notice of Results — February 12, 2008

99.4                                                   Director / PDMR Shareholding — February 15, 2008

99.5                                                   Director / PDMR Shareholding — February 19, 2008

99.6                                                   Circ re. Altadis Acquisition — February 22, 2008

99.7                                                   Logista Offer Document Filed — February 26, 2008

99.8                                                   Director / PDMR Shareholding — February 29, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date March 3, 2008	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary